Exhibit 99.58

For Immediate Release	July 15, 2020

The Valens Company Reports Financial Results for the Second Quarter of Fiscal 2020

Kelowna, B.C., July 15, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, is pleased to report its second quarter financial results for the period ended May 31, 2020.

Key Financial Highlights of the Second Quarter of 2020

•	Revenue for the second quarter of 2020 was $17.6 million, a 100.3% increase from $8.8 million in the second quarter of 2019.
•	Gross profit increased to $6.3 million, or 35.8% of revenue, for the three months ended May 31, 2020, compared to $5.1 million, or 57.9% of revenue in the same period in fiscal 2019.
•	Adjusted EBITDA(1) was $2.7 million, or 15.3% of revenue, for the second quarter of 2020, compared to $2.0 million, or 23.0% of revenue, in the second quarter of 2019.
•	Strong balance sheet with $45.1 million in cash and short-term investments and a net working capital position of $90.5 million as of May 31, 2020.

Corporate Highlights

•	The common shares and certain warrants of The Valens Company were uplisted to the Toronto Stock Exchange under the trading symbols “VLNS” and “VLNS.WT” on April 16, 2020, at which time they were delisted from the TSX Venture Exchange.
•	The Company repurchased and cancelled 43,600 common shares (“Shares”) through its normal course issuer bid (“NCIB”) during the second quarter of 2020 at prices ranging from $2.24 – $2.25 per share. The Company continues to believe its share price is undervalued as compared to its industry peer group and the Company may further use the NCIB to repurchase additional Shares in the coming quarters.
•	On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce (“CIBC”) as Co-Lead Arranger and Administrative Agent, and ATB Financial (“ATB”) as Co-Lead Arranger (together, the “Lenders”). Under the terms of the credit facility, the Lenders have agreed to provide The Valens Company up to C$40 million of secured debt financing, of which C$20 million was drawn at May 31, 2020.
•	Subsequent to the quarter end, the Company completed its name change to ‘The Valens Company Inc.,’ to further signal its position as a global leader in the end-to-end development and manufacturing of cannabinoid- based products and better reflect the strategic vision of the business.

“Although the slowdown across the cannabis industry during the second quarter led to a decrease in toll extraction revenue and bulk winterized and distillate product oil sales, we are pleased to see revenue from our custom manufacturing, white label, and co-packing agreements grow quarter over quarter. Our increasing number of agreements in these segments is expected to drive revenue in the second half of fiscal 2020 as we bring on more partners who recognize the value in our bespoke manufacturing capabilities,” said Tyler Robson, CEO of The Valens Company. “As we see increased demand from provincial suppliers with the expansion of our customers’ cannabis 2.0 product lines, we continue to create, manufacture, and distribute new and innovative product formats. This includes our recent internal record of launching a new product in only 44 days. In the second quarter, we shifted our focus to extracting Valens-owned cannabis and hemp biomass, processing over 30,000 kilograms to prepare for anticipated inventory requirements for 2.0 product offerings. We plan to continue to leverage attractive biomass pricing to increase margins in our custom manufacturing and white label segments going into 2021. Moving through the second half of fiscal 2020, we remain focused on demonstrating the value of Valens’ platform as it integrates into the supply chain of leading companies looking to bring customized, innovative products to Canadian consumers.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

Key Operating Highlights

•	The Valens Company manufactured a record of 36 SKUs in the second quarter of 2020, compared to 9 SKUs in the first quarter of 2020.
•	The Valens Company launched a line of cannabis-infused beverages, produced under a white label agreement with A1 Cannabis Company (a subsidiary of Iconic Brewing) in Canada.
•	The Valens Company produced and bottled 30,000 bottles (1,300 litres) of hand sanitizer liquid at its Kelowna facility to help combat the COVID-19 pandemic.
•	The Valens Company signed a distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”), Australia’s largest medicinal cannabis distributor and clinical research organization. The partnership provides the Company the platform to establish initial operations, pursue required licensing, and bring Valens’ high quality, innovative, oil-based products to a growing medical patient base and broader consumer categories as the Australian market evolves. The Company is expected to initially monetize the agreement with Cannvalate through shipments of a broad range of products from its facility in Canada to Australia.
•	Subsequent to the end of the quarter:
o	The Company entered a partnership with TREC Brands Inc. to manufacture vape pens across three existing TREC brands; Thumbs Up Brand, WINK, and Blissed, with the potential to later produce other innovative products. The TREC agreement follows a royalty-based payment structure.
o	The Company entered an initial five-year manufacturing and distribution agreement with Verse Cannabis to launch the largest, premium concentrate offering in Canada, including a range of high- quality products, such as vapes, oils, crumble, live resin vape pens and water-based products leveraging SōRSE by Valens emulsion technology. The Verse agreement follows a royalty-based payment structure.
o	The Company launched a premium, disposable vape line, “Made By,” in partnership with BRNT Ltd. (“BRNT”). The Company also announced a strategic amendment to its existing royalty-based custom manufacturing agreement with BRNT, including a partnership on a new product line of 510 thread vape cartridges.
o	The Company entered an initial two-year royalty-based agreement with High 12 Brands (“High 12”) to develop and manufacture a premium line of vape products under the DAIZE brand portfolio. The DAIZE brand of vape products will offer experienced consumers unique and potent formulations with premium cannabis oil made from a curated selection of sought-after cannabis strains. The High 12 agreement follows a royalty-based payment structure.
o	The Company entered into a two-year royalty-based agreement with FPS Brands Inc. (“FPS Brands”) to develop and manufacture a craft line of hemp-derived CBD products under the ufeelu portfolio. The initial product offering will include cannabis oils, vapes and tinctures. The FPS Brands agreement follows a royalty-based payment structure.

Jeff Fallows, President of The Valens Company, said, “The COVID-19 pandemic has presented significant challenges with many of our customers experiencing reduced workforces, decreases in cultivation output, and a resulting reduction in demand for extraction services, which we expect to continue into the third fiscal quarter. However, the flexibility of our platform and diverse customer base has helped us navigate these challenges. Since the end of the quarter, we have experienced positive momentum from securing several custom manufacturing partnerships to launch a breadth of new products and showcase more of our product development capabilities. These new contracts give us more visibility into future earnings growth in our custom manufacturing and white label segment which we anticipate will ramp up in the second half of fiscal 2020. We have the most advanced 2.0 platform to manufacture differentiated products, which is demonstrated by the growth and diversity of our product development pipeline, making us a one- stop shop for our customers.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted and number of SKUs manufactured amounts.

	Three-months ended May 31,2020; Q2 2020	Three-months ended February 29, 2020; Q1 2020	Three-months ended November 30, 2019; Q4 2019	Three-months ended August 31, 2019; Q3 2019	Three-months ended May 31, 2019; Q2 2019
Revenue $	17,627	31,980	30,624	16,462	8,800
Gross Profit $	6,318	18,086	22,594	12,807	5,099
Gross Profit %	35.8%	56.6%	73.8%	77.8%	57.9%
Adjusted EBITDA $ (1)	2,699	14,282	17,669	9,772	2,023
Adjusted EBITDA % (1)	15.3%	44.7%	57.7%	59.4%	23.0%
Net income (loss) $	(3,528)	2,543	4,466	5,893	(10,530)
Net income (loss) %	N/A	8.0%	14.6%	35.8%	N/A
Basic / diluted income (loss) per share $	(0.03)	0.02	0.04	0.05	(0.10)
Biomass extracted (Kilograms)	30,059	19,962	24,426	26,625	8,547
Number of SKUs manufactured	36	9	6	2	-

(1)	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended May 31, 2020 for additional information.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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Conference Call Details

The Company will host a conference call tomorrow, Thursday, July 16, 2020 at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13706344

The call will be webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Chris Buysen, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question and answer session following the prepared remarks.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company’s investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1.212.896.1233 / 1 212.896.1203

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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